SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR 1 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SEVENTY FOURTH MEETING

of the BOARD OF DIRECTORS of CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ nº 00001180/0001-26

I hereby certify for all intended purposes that the Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras) held a meeting at the Company’s offices located at Av. Presidente Vargas nº 409 – 13thfloor, Rio de Janeiro – RJ, on 21 November 2013, at 14h00. Due to the absence of the Chairman of the Board Marcio Pereira Zimmermann who is abroad on a business trip for the Ministry for Mines and Energy, the Meeting was chaired by Board Member JOSÉ ANTONIO CORRÊA COIMBRA and attended by JOSÉ DA COSTA CARVALHO NETO, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, LINDEMBERG DE LIMA BEZERRA, THADEU FIGUEIREDO ROCHA and WAGNER BITTENCOURT DE OLIVEIRA.

Board Members MARCELO GASPARINO DA SILVA and JOÃO ANTONIO LIANwere absent for justifiable reasons. The Board of Directors met to discuss the following AGENDA: 1. Strategic Block:            1.1Eletrobras, Subsidiaries and Distributors –To approve the Operating Conditions for Funding by the Subsidiaries of the Eletrobras System with Caixa Econômica Federal;debt restructuring and extension of Funding Agreements  of the Reversion Global Reserve. RES-829, of 21 November 2013.The subject matter was presented via video conference and was attended by technicians from the Board of Finance who provided the required clarifications. After a comprehensive discussion the Board of Directors decided by majority decision, 6 (six) in favor and 2 (two) against: DEL-092/2013.Eletrobras, Subsidiaries and Distributors – To approve the Operating Conditions for Funding by the Subsidiaries of the Eletrobras System with Caixa Econômica Federal; the debt restructuring and extension of Funding Agreements  of the Reversion Global Reserve. RES-829, of 21 November 2013. The Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras)exercising its powers endorsed the decision taken by the Board of Executive Officers, RULING:      1. To agree, conditioned on authorization provided for under item 5 hereof, with the subsidiaries of Eletrobras listed here under to undertake credit operations with Caixa Econômica Federal for debt agreement restructuring and extension with Reversion Global Reserve(RGR)funding (hereinafter referred to as "ECFs"), via the payment of outstanding balance on 31 October 2013, as presented under the appended list of ECFs, provided the conditions stipulated hereunder are complied with:

Company	Maximum Operation Value Including Tax on Financial Operations (IOF) (R$)	Interest Rate	Time Limit	Guarantee
Eletronuclear	600,000,000.00	6.00% a.a.	13 years – 3-year grace period with quarterly payments of interest and 10 years of monthly payment of amortization and interest (PRICE table)	Federal guarantee assured by Federal surety guarantee agreements and Counter-Guarantee Contract
Chesf	83,476,915.12
Eletronorte	695,735,337.26
Eletrosul	133,675,783.71
Furnas	125,243,881.95
Amazonas	578,270,595.77
Cepisa	397,829,453.69
Eletroacre	35,763,736.68

2
PR 2 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

2. To agree to that companies mentioned under item 1 here of will give counter-guarantee to Federal Governmentas receivables, by binding their own income via notarized power of attorney in order to guarantee sufficient resources to pay up any guarantee borne by Federal Government ensuing from the default of financial obligations provided for agreements under item 2.1 hereof, as the case may be.         2.2.The granting of the counter-guarantee by companies CHESF, ELETROACRE, AMAZONAS and CEPISA to the Federal Government, as provided for under item 2 hereof, is conditioned on Federal Government and Eletrobras entering the Guarantee Sharing Agreement and other Covenants in order to regulate the terms where by Federal Government and Eletrobras will share the guarantees given by the aforementioned subsidiaries, proportional to their share in the total amount loaned or guaranteed to subsidiaries, given that Credit Facility Agreements with Reversal Global Reserve (RGR) Resources listed hereunder will not be fully paid up with resources ensuing from the credit operation subject matter of this Resolution:

	ECFs	Balance Due (R$)
CHESF	ECF-2619/07	3,720,352.73
	ECF-2622/07	19,350,007.83
AMAZONAS	ECF-2463/05	4,940,662.45
	ECF-2707/08	28,625,003.67
	ECF-2748/09	3,374,809.87
	ECF-2765/09	16,596,216.14
	ECF-2766/09	19,351,033.30
	ECF-2843/10	14,180,984.39
CEPISA	ECF-2640/07	5,565,343.00
	ECF-2643/07	1,663,584.02
	ECF-2784/09	17,479,103.87
	ECF-2802/10	18,715,660.72
	ECF-2819/10	25,161,315.01
	ECF-2868/10	6,946,669.61
	ECF-2920/11	8,561,870.62
	ECF-2989/12	126,441,374.80
ELETROACRE	ECF-2820/10	11,374,003.55
	ECF-2844/10	2,197,342.34
	ECF-2924/11	16,453,460.41

3.To approve Guarantee Sharing Agreements and other Covenants that will be entered by ELETROBRAS and the FEDERAL GOVERNMENT to meet the purposes set forth under item 2.1.   4. To approve agreements provided for under items 1 and 2 under this Resolution, entered by ELETROBRAS as the intervenient party.                  5. To approve the execution of the operation subject matter of this Resolution via funding obtained from CAIXA, provided it is approved as follows:         5.1. By DEST companies for hiring long term credit operations.     5.2. By ANEEL companies to bind receivables as counter-guarantee.    5.2.1.If necessary, agreements mentioned hereunder may be entered before the aforementioned consents are given, provided their effectiveness is conditioned to their granting.      6. To delegate powers to Eletrobras’ Board of Executive Officers in order to approve the content of final agreements mentioned under items 1, 2 and 3 hereof, provided they do not modify the financial conditions structured in the operation in terms of the agreed amount, application of resources, guarantees, counter-guarantees, financial charges, amortization deadlines and maturity conditions. The aforementioned approval is conditioned on establishing that after the amounts ensuing from the credit operation provided for under item 1 hereof, Eletrobras’ Board of Finance and Investor Relations will record the payment of outstanding balances of the relevant ECFsand transfer the relevant resources to replace the Reversal Global Reserve.      8. To establish that the Business Development Department (DFN), the Investment Management Department (DFI), the Share Capital Management Department (DFS) and the General Secretary General (PRS)will undertake in their respective field of operation the required measures to comply with this Resolution.

3PR 3 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

APPENDIX I of DEL-092/2013– LIST OF ECFs BY COMPANY

CHESF

ECFs	Balance Due (R$)
ECF-2561/06	R$ 45.496.014,42
ECF-2619/07	R$ 5.186.335,78
ECF-2622/07	R$ 5.693.784,16
ECF-2684/08	R$ 235.080,37
ECF-2685/08	R$ 183.041,56
TOTAL	R$ 56.794.256,29
Tax on Financial Operations(IOF)	R$ 1.088.189,99
TOTAL w/Tax on Financial Operations (IOF)	R$ 57.882.446,28

ELETRONORTE

ECFs	Balance Due (R$)
ECF-2092/01-N	R$ 216,852,566.74
ECF-2272/02-R1	R$ 349,108,005.13
ECF-2273/02-R1	R$ 79,681,779.27
ECF-2710/08	R$ 9,539,968.95
TOTAL	R$ 655,182,320.09
Tax on Financial Operations (IOF)	R$ 12,553,432.14
TOTAL w/ Tax on Financial Operations (IOF)	R$ 667,735,752.23

ELETRONUCLEAR

ECFs	Balance Due (R$)
ECF 2278/02	R$ 89,650,602.92
ECF 2579/06	R$ 37,500,537.61
ECF 2739/09	R$ 59,970,565.79
ECF 2507/05	R$ 313,884,091.20
TOTAL	R$ 501,005,797.52
Tax on Financial Operations (IOF)	R$ 9,599,377.29
TOTAL w/ Tax on Financial Operations (IOF)	R$ 510,605,174.81

PR 4 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

ELETROSUL

ECFs	Balance Due (R$)
ECF-2513/05-R1	R$ 90,406,942.16
ECF-2701/2008	R$ 28,205,747.92
ECF-2813/2010	R$ 5,577,496.43
TOTAL	R$ 124,190,186.51
Tax on Financial Operations (IOF)	R$ 2,379,510.30
TOTAL w/ Tax on Financial Operations (IOF)	R$ 126,569,696.81

FURNAS

ECFs	Balance Due (R$)
ECF-2506/05	R$ 68,824,771.67
ECF-2695/08	R$ 710,108.82
ECF-2717/2008	R$ 8,724,616.00
ECF-2815/10	R$ 3,204,111.03
RES DEE 0484/00-R1	R$ 35,232,041.14
TOTAL	R$ 116,695,648.66
Tax on Financial Operations (IOF)	R$ 2,235,913.37
TOTAL w/ Tax on Financial Operations (IOF)	R$ 118,931,562.03

AMAZONAS

ECFs	Balance Due (R$)
ECF-1554/97-R1J	12,003,266.93
ECF-2057/00-R1J	23,528,402.76
ECF-2082/01J	10,886,840.95
ECF-2116/01J	21,107,681.83
ECF-2117/01J	4,867,782.55
ECF-2131/02-R1J	1,242,482.93
ECF-2132/02-R1J	738,289.80
ECF-2133/02-R1J	3,149,799.43
ECF-2267/02-R1	32,161,548.32
ECF-2286/03	1,869,464.74
ECF-2292/03-R1	203,914.51
ECF-2299/03	3,244,600.13
ECF-2301/03	29,615,483.27
ECF-2327/04	7,900,129.39
ECF-2330/04	1,393,318.15
ECF-2331/04	81,767.71
ECF-2332/04	1,091,380.71
ECF-2345/04	1,066,558.93
ECF-2447/04	2,129,445.33
ECF-2452/04	2,432,700.67
ECF-2459/05	30,436,920.28
ECF-2461/05	412,504.96
ECF-2463/05	1,235,303.92
ECF-2571/06	10,645,218.91
ECF-2572/06	1,983,570.08
ECF-2573/06	5,844,397.13
ECF-2642/07	26,324,423.11
ECF-2645/07	5,402,945.47
ECF-2653/07	3,583,731.36
ECF-2672/07	4,209,061.45
ECF-2707/08	26,797,796.81
ECF-2712/08	9,100,699.62
ECF-2719/08	4,719,706.47
ECF-2748/09	603,995.84
ECF-2765/09	74,739,175.84
ECF-2766/09	93,894,182.84
ECF-2770/09	1,074,109.86
ECF-2777/09	10,227,729.61
ECF-2782/09	55,251,743.14
ECF-2783/09	4,899,330.49
ECF-2814/11	5,845,899.16
ECF-2841/10	9,669,913.81
ECF-2843/10	19,781,889.37
TOTAL	567,399,108.57
Tax on Financial Operations (IOF)	10,871,487.20
TOTAL w/ Tax on Financial Operations (IOF)	578,270,595.77

PR 5 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

CEPISA

ECFs	Balance Due (R$)
ECF-2017/00-EJ	3,594,158.55
ECF-2017/00-NJ	11,446,930.12
ECF-2017/00-PJ	4,784,170.30
ECF-2020/00-EJ	73,379.35
ECF-2020/00-PJ	260,856.18
ECF-1519/98-EJ	99,029.03
ECF-1519/98-PJ	1,078,283.51
ECF-1930/99-EJ	1,529,011.14
ECF-1930/99-NJ	9,843,908.68
ECF-1930/99-PJ	1,927,160.88
ECF-1955/99-EJ	383,544.64
ECF-1955/99-NJ	482,952.50
ECF-1955/99-PJ	1,731,780.30
ECF-1956/99-EJ	283,077.62
ECF-1956/99-J	1,814,206.97
ECF-1956/99-PJ	652,521.10
ECF-2008/00-EJ	73,512.69
ECF-2008/00-NJ	542,925.57
ECF-2008/00-PJ	169,202.65
ECF-2009/00-EJ	967,281.37
ECF-2009/00-NJ	23,058,222.75
ECF-2009/00-PJ	940,638.58
ECF-2010/00-EJ	928,751.21
ECF-2010/00-NJ	18,740,986.17
ECF-2010/00-PJ	1,439,473.07
ECF-2016/00-EJ	8,117,359.92
ECF-2016/00-NJ	25,221,939.02
ECF-2016/00-PJ	9,017,603.00
ECF-2019/00-EJ	207,802.18
ECF-2019/00-NJ	280,636.50
ECF-2019/00-PJ	433,534.77
ECF-2088/01-EJ	118,507.23
ECF-2088/01-NJ	6,050,366.16
ECF-2088/01-PJ	228,082.14
ECF-2119/01-EJ	618,630.75
ECF-2119/01-J	5,310,118.50
ECF-2130/02-EJ	4,894.88
ECF-2130/02-NJ	5,277,965.09
ECF-2268/02	395,994.96
ECF-2328/04	2,725,625.88
ECF-2479/05	34,819,914.44
ECF-2536/06	6,694,719.93
ECF-2575/06	386,758.60
ECF-2577/2006	3,881,985.29
ECF-2578/06	2,089,908.61
ECF-2616/07	7,044,167.85
ECF-2634/07	524,123.85
ECF-2636/07	1,057,799.44
ECF-2640/07	2,558,303.44
ECF-2643/07	762,054.48
ECF-2659/07	10,427,392.49
ECF-2660/07	3,409,626.72
ECF-2711/08	8,513,771.47
ECF-2784/09	54,870,074.43
ECF-2802/10	6,550,664.28
ECF-2819/10	8,806,460.24
ECF-2868/10	17,638,652.69
ECF-2886/10	5,171,455.95
ECF-2920/11	6,619,149.38
ECF-2989/12	14,049,041.64
EFS-0012/2004	1,287,933.51
EFS-0090/05	22,833,094.71
RES-0725/02-EJ	526,844.16
TOTAL	371,378,923.53
Tax on Financial Operations (IOF)	7,115,698.90
TOTAL w/ Tax on Financial Operations (IOF)	378,494,622.43

PR 6 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

ELETROACRE

ECFs	Balance Due (R$)
ECF-1840/98-R1J	59,229.40
ECF-1984/00-R1J	3,600,343.23
ECF-2062/00-R1J	2,327,774.57
ECF-2134/02-J	522,570.21
ECF-2525/05	2,392,442.99
ECF-2820/10	4,125,916.96
ECF-2844/10	11,676,958.01
ECF-2885/10	4,019,189.09
ECF-2924/11	6,366,953.97
TOTAL	35,091,378.43
Tax on Financial Operations (IOF)	672,358.25
TOTAL w/ Tax on Financial Operations (IOF)	35,763,736.68

RECORDS:    1)Board Members MARCELO GASPARINO DA SILVA and JOÃO ANTONIO LIAN respectively voted in writing and by phone against approving the subject matter of the meeting.  2)Furthermore, the Board of Directors recommended that Eletrobras’ Board of Executive Officers, in compliance with the PDGN 2013-2017 guidelines, should strengthen their actions for planning, supervising and controlling their subsidiaries in order to ensure that advantages ensuing from this financing will improve the performance of results of the Eletrobras System, reflected in the Corporate Performance Target Agreement that must be regularly followed up by the Company’s Board of Directors.There being no further business, the Chairman of the Board closed the meeting, ordering for the drafting of the Minutes thereof that will be read, approved and signed by the attending council-members and by me, MARIA SILVIA SAMPAIO SANT’ANNA, Secretary-General.

PR 7 Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

Rio de Janeiro, 21 November 2013.

MARIA SILVIA SAMPAIO SANT’ANNA
Interim Secretary General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2013
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.